SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

POST-TAX OPERATING PROFIT BASED ON LONGER-TERM INVESTMENT RETURNS

Results analysis by business area

		2017 £m	2016 £m
		Half year	Half year	Full year
	Note		notes (iii)(iv)	note (iii)
Asia operations
New business	3	1,092	821	2,030
Business in force	4	549	388	1,044
Long-term business		1,641	1,209	3,074
Eastspring Investments		73	53	125
Total		1,714	1,262	3,199
US operations
New business	3	436	311	790
Business in force	4	452	383	1,181
Long-term business		888	694	1,971
Broker-dealer and asset management		(4)	(8)	(3)
Total		884	686	1,968
UK operations
New business	3	161	125	268
Business in force	4	304	259	375
Long-term business		465	384	643
General insurance commission		14	15	23
Total UK insurance operations		479	399	666
M&G		201	181	341
Prudential Capital		5	11	22
Total		685	591	1,029
Other income and expenditurenote (i)		(386)	(302)	(679)
Solvency II and restructuring costsnote (ii)		(27)	(17)	(57)
Interest received from tax settlement		-	37	37
Operating profit based on longer-term investment returns		2,870	2,257	5,497

Analysed as profit (loss) from:
New business	3	1,689	1,257	3,088
Business in force	4	1,305	1,030	2,600
Long-term business		2,994	2,287	5,688
Asset management and general insurance commission		289	252	508
Other results		(413)	(282)	(699)
		2,870	2,257	5,497

Notes
(i)
EEV basis other income and expenditure represents the post-tax IFRS basis result less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note 12(a)(vii)).
(ii)
Solvency II and restructuring costs comprise the net-of-tax charge recognised on an IFRS basis and the additional amount recognised on an EEV basis for the shareholders’ share incurred by the PAC with-profits fund.
(iii)
The comparative results have been prepared using previously reported average exchange rates for the period.
(iv)
The Group completed the sale of its life business in Korea in May 2017. In order to show the results of the retained operations on a comparable basis, operating profit based on longer-term investment returns excludes the results attributable to the sold Korea life business for all periods shown, as described in note 15. For half year 2016 this has resulted in a reclassification of £6 million of operating profit attributable to the Korea life business to non-operating profit. This approach has been adopted consistently throughout this supplementary information.

POST-TAX SUMMARISED CONSOLIDATED INCOME STATEMENT

		2017 £m	2016 £m
	Note	Half year	Half year*	Full year
Asia operations		1,714	1,262	3,199
US operations		884	686	1,968
UK operations		685	591	1,029
Other income and expenditure		(386)	(302)	(679)
Solvency II and restructuring costs		(27)	(17)	(57)
Interest received from tax settlement		-	37	37
Operating profit based on longer-term investment returns		2,870	2,257	5,497
Short-term fluctuations in investment returns	5	739	479	(507)
Effect of changes in economic assumptions	6	(50)	(1,318)	(60)
Mark to market value movements on core borrowings		(262)	(13)	(4)
Loss attaching to the sold Korea life business	15	-	(11)	(410)
Total non-operating profit (loss)		427	(863)	(981)
Profit for the period attributable to equity holders of the Company		3,297	1,394	4,516

Basic earnings per share
	2017	2016
	Half year	Half year*	Full year
Based on post-tax operating profit including longer-term investment returns (in pence)	111.9p	88.2p	214.7p
Based on post-tax profit attributable to equity holders of the Company (in pence)	128.5p	54.5p	176.4p
Average number of shares (millions)	2,565	2,558	2,560

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

MOVEMENT IN SHAREHOLDERS' EQUITY

		2017 £m	2016 £m
	Note	Half year	Half year	Full year
Profit for the period attributable to equity shareholders		3,297	1,394	4,516
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		(1,045)	2,663	4,211
Dividends		(786)	(935)	(1,267)
Mark to market value movements on Jackson assets backing surplus and
required capital		31	138	(11)
Other reserve movements		55	(165)	(367)
Net increase in shareholders’ equity	8	1,552	3,095	7,082
Shareholders’ equity at beginning of period		38,968	31,886	31,886
Shareholders’ equity at end of period	8	40,520	34,981	38,968

	30 Jun 2017 £m			30 Jun 2016 £m			31 Dec 2016 £m
Comprising:	Long-term business operations	Asset manage-ment and other operations	Total	Long-term business operations	Asset manage- ment and other operations	Total	Long-term business operations	Asset manage- ment and other operations	Total
	note 8
Asia operations	19,851	382	20,233	16,578	352	16,930	18,717	383	19,100
US operations	11,370	202	11,572	10,150	201	10,351	11,805	204	12,009
UK insurance operations	10,865	14	10,879	10,075	37	10,112	10,307	25	10,332
M&G	-	1,868	1,868	-	1,838	1,838	-	1,820	1,820
Prudential Capital	-	61	61	-	31	31	-	22	22
Other operations	-	(4,093)	(4,093)	-	(4,281)	(4,281)	-	(4,315)	(4,315)
Shareholders’ equity at end of period	42,086	(1,566)	40,520	36,803	(1,822)	34,981	40,829	(1,861)	38,968

Representing:
Net assets excluding acquired goodwill
and holding company net borrowings	41,841	1,305	43,146	36,545	270	36,815	40,584	961	41,545
Acquired goodwill	245	1,230	1,475	258	1,230	1,488	245	1,230	1,475
Holding company net borrowings
at market valuenote 7	-	(4,101)	(4,101)	-	(3,322)	(3,322)	-	(4,052)	(4,052)
	42,086	(1,566)	40,520	36,803	(1,822)	34,981	40,829	(1,861)	38,968

SUMMARY STATEMENT OF FINANCIAL POSITION

		2017 £m	2016 £m
	Note	30 Jun	30 Jun	31 Dec
Total assets less liabilities, before deduction for insurance funds		419,810	381,242	407,928
Less insurance funds:*
Policyholder liabilities (net of reinsurers’ share) and unallocated surplus
of with-profits funds		(404,361)	(366,637)	(393,262)
Less shareholders’ accrued interest in the long-term business	8	25,071	20,376	24,302
		(379,290)	(346,261)	(368,960)
Total net assets	8	40,520	34,981	38,968

Share capital		129	128	129
Share premium		1,937	1,921	1,927
IFRS basis shareholders’ reserves		13,383	12,556	12,610
Total IFRS basis shareholders’ equity	8	15,449	14,605	14,666
Additional EEV basis retained profit	8	25,071	20,376	24,302
Total EEV basis shareholders’ equity (excluding non-controlling interests)	8	40,520	34,981	38,968

* Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share
	2017	2016
	30 Jun	30 Jun	31 Dec
Based on EEV basis shareholders’ equity of £40,520 million
(half year 2016: £34,981 million, full year 2016: £38,968 million) (in pence)	1,567p	1,356p	1,510p
Number of issued shares at period end (millions)	2,586	2,579	2,581

Annualised return on embedded value*	15%	14%	17%

*
Annualised return on embedded value is based on EEV post-tax operating profit, as a percentage of opening EEV basis shareholders’ equity. Half year profits are annualised by multiplying by two.

NOTES ON THE EEV BASIS RESULTS

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles dated April 2016, issued by the European Insurance CFO Forum. Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The EEV basis results of half year 2017 and half year 2016 are unaudited. The full year 2016 results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2016. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 12.

2  Results analysis by business area

The half year 2016 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2016 CER comparative results are translated at half year 2017 average exchange rates.

Annual premium equivalents (APE)note 14
		Half year 2017 £m	Half year 2016* £m		% change
	Note		AER	CER	AER	CER
Asia operations		1,943	1,605	1,814	21%	7%
US operations		960	782	889	23%	8%
UK operations**		721	593	593	22%	22%
Group Total	3	3,624	2,980	3,296	22%	10%

Post-tax operating profit

		Half year 2017 £m	Half year 2016* £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	3	1,092	821	928	33%	18%
Business in force	4	549	388	433	41%	27%
Long-term business		1,641	1,209	1,361	36%	21%
Eastspring Investments		73	53	60	38%	22%
Total		1,714	1,262	1,421	36%	21%
US operations
New business	3	436	311	354	40%	23%
Business in force	4	452	383	435	18%	4%
Long-term business		888	694	789	28%	13%
Broker-dealer and asset management		(4)	(8)	(9)	50%	56%
Total		884	686	780	29%	13%
UK operations
New business	3	161	125	125	29%	29%
Business in force	4	304	259	259	17%	17%
Long-term business		465	384	384	21%	21%
General insurance commission		14	15	15	(7)%	(7)%
Total UK insurance operations		479	399	399	20%	20%
M&G		201	181	181	11%	11%
Prudential Capital		5	11	11	(55)%	(55)%
Total		685	591	591	16%	16%
Other income and expenditure		(386)	(302)	(309)	(28)%	(25)%
Solvency II and restructuring costs		(27)	(17)	(17)	(59)%	(59)%
Interest received from tax settlement		-	37	37	n/a	n/a
Operating profit based on longer-term investment returns		2,870	2,257	2,503	27%	15%

Analysed as profit (loss) from:
New business	3	1,689	1,257	1,407	34%	20%
Business in force	4	1,305	1,030	1,127	27%	16%
Total long-term business		2,994	2,287	2,534	31%	18%
Asset management and general insurance commission		289	252	258	15%	12%
Other results		(413)	(282)	(289)	(46)%	(43)%
Operating profit based on longer-term investment returns		2,870	2,257	2,503	27%	15%

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).
**
No UK bulk annuity transactions were recorded in half year 2017 or half year 2016.

Post-tax profit

		Half year 2017 £m	Half year 2016* £m		% change
	Note		AER	CER	AER	CER
Operating profit based on longer-term investment returns		2,870	2,257	2,503	27%	15%
Short-term fluctuations in investment returns	5	739	479	504	54%	47%
Effect of changes in economic assumptions	6	(50)	(1,318)	(1,475)	96%	97%
Mark to market value movements on core borrowings		(262)	(13)	(14)	(1,915)%	(1,771)%
Loss attaching to the sold Korea life business	15	-	(11)	(12)	n/a	n/a
Total non-operating profit (loss)		427	(863)	(997)	149%	143%
Profit for the period attributable to shareholders		3,297	1,394	1,506	137%	119%

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Basic earnings per share (in pence)

	Half year 2017	Half year 2016*		% change
		AER	CER	AER	CER
Based on post-tax operating profit including longer-term investment returns	111.9p	88.2p	97.8p	27%	14%
Based on post-tax profit	128.5p	54.5p	58.9p	136%	118%

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

3 Analysis of new business contribution

(i)
Group summary

	Half year 2017
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin

				APE	PVNBP
	£m	£m	£m	%	%
	note 14	note 14	note
Asia operationsnote (ii)	1,943	10,095	1,092	56	10.8
US operations	960	9,602	436	45	4.5
UK operations	721	6,616	161	22	2.4
Total	3,624	26,313	1,689	47	6.4

	Half year 2016*
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin

				APE	PVNBP
	£m	£m	£m	%	%
	note 14	note 14
Asia operationsnote (ii)	1,605	8,679	821	51	9.5
US operations	782	7,816	311	40	4.0
UK operations	593	5,267	125	21	2.4
Total	2,980	21,762	1,257	42	5.8

	Full year 2016
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	New business contribution	New business margin

				APE	PVNBP
	£m	£m	£m	%	%
	note 14	note 14
Asia operationsnote (ii)	3,599	19,271	2,030	56	10.5
US operations	1,561	15,608	790	51	5.1
UK operations	1,160	10,513	268	23	2.5
Total	6,320	45,392	3,088	49	6.8

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Note
The increase in new business contribution of £432 million from £1,257 million for half year 2016 to £1,689 million for half year 2017 comprises an increase on a CER basis of £282 million and an increase of £150 million for foreign exchange effects. The increase of £282 million on a CER basis comprises a contribution of £140 million for higher sales volumes in half year 2017 and a £142 million benefit from movements in long-term interest rates, generated by the active basis of setting economic assumptions (analysed as Asia £74 million, US £62 million and UK £6 million).

(ii)
Asia operations – new business contribution by business unit

	2017 £m	2016 £m
	Half year	AER Half year*	CER Half year*	AER Full year
China	67	22	24	63
Hong Kong	706	539	612	1,363
Indonesia	88	87	100	175
Taiwan	27	9	11	31
Other	204	164	181	398
Total Asia operations	1,092	821	928	2,030

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

4 Operating profit from business in force

(i) Group summary

	Half year 2017 £m
	Asia operations	US operations	UK operations	Total
	note (ii)	note (iii)	note (iv)	note
Unwind of discount and other expected returns	499	312	232	1,043
Effect of changes in operating assumptions	6	-	-	6
Experience variances and other items	44	140	72	256
Total	549	452	304	1,305

	Half year 2016* £m
	Asia operations	US operations	UK operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	373	209	205	787
Effect of changes in operating assumptions	2	-	-	2
Experience variances and other items	13	174	54	241
Total	388	383	259	1,030

	Full year 2016 £m
	Asia operations	US operations	UK operations	Total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	866	583	445	1,894
Effect of changes in operating assumptions	54	170	25	249
Experience variances and other items	124	428	(95)	457
Total	1,044	1,181	375	2,600

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Note
The movement in operating profit from business in force of £275 million from £1,030 million for half year 2016 to £1,305 million for half year 2017 comprises:

£m
Movement in unwind of discount and other expected returns:
Effects of changes in:
Growth in opening value	105
Interest rates and other economic assumptions	76
Foreign exchange	75
256
Movement in effect of changes in operating assumptions, experience variances and other items (including foreign exchange of £22 million)	19
Net movement in operating profit from business in force	275

(ii) Asia operations

	2017 £m	2016 £m
	Half year	Half year*	Full year
Unwind of discount and other expected returnsnote (a)	499	373	866
Effect of changes in operating assumptions:
Mortality and morbidity	-	-	33
Persistency and withdrawals	3	3	(47)
Expense	3	-	15
Other	-	(1)	53
	6	2	54
Experience variances and other items:
Mortality and morbiditynote (b)	36	27	71
Persistency and withdrawalsnote (c)	11	(17)	52
Expense	(13)	(8)	(23)
Other	10	11	24
	44	13	124
Total Asia operations	549	388	1,044

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Notes
(a)
The increase in unwind of discount and other expected returns of £126 million from £373 million for half year 2016 to £499 million for half year 2017 comprises a positive £45 million effect for the growth in the opening in-force value and a positive £46 million foreign exchange effect, together with a £35 million benefit from the increase in long-term interest rates across most business units since 30 June 2016 and the effect of changes in other economic assumptions (see note 13(i)).
(b)
The positive mortality and morbidity experience variance in half year 2017 of £36 million (half year 2016: £27 million; full year 2016: £71 million) reflects better than expected experience in a number of business units.
(c)
The positive £11 million for persistency and withdrawals experience in half year 2017 comprises positive and negative contributions from various operations, with positive persistency experience on participating and health and protection products more than offsetting negative experience on unit-linked products.

(iii)
US operations

	2017 £m	2016 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	312	209	583
Effect of changes in operating assumptions	-	-	170

Experience variances and other items:
Spread experience variancenote (b)	42	60	119
Amortisation of interest-related realised gains and lossesnote (c)	47	39	88
Othernote (d)	51	75	221
	140	174	428
Total US operations	452	383	1,181

Notes
(a)
The increase in unwind of discount and other expected returns of £103 million from £209 million for half year 2016 to £312 million for half year 2017 comprises a positive £43 million effect for the underlying growth in the in-force book and a positive £29 million foreign exchange effect, together with a £31 million benefit from the 80 basis points increase in the US 10-year treasury yield since 30 June 2016.
(b)
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 13(ii)). The spread experience variance in half year 2017 of £42 million (half year 2016: £60 million; full year 2016: £119 million) includes the positive effect of transactions previously undertaken to more closely match the overall asset and liability duration. The reduction compared to the prior period reflects the effects of declining yields in the portfolio caused by the prolonged low interest rate environment.
(c)
The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.
(d)
Other experience variances of £51 million in half year 2017 (half year 2016: £75 million; full year 2016: £221 million) include the effects of positive persistency experience and other variances.

(iv) UK insurance operations

	2017 £m	2016 £m
	Half year	Half year	Full year
Unwind of discount and other expected returnsnote (a)	232	205	445
Reduction in corporate tax ratenote (b)	-	-	25
Other itemsnote (c)	72	54	(95)
Total UK insurance operations	304	259	375

Notes
(a)
The increase in unwind of discount and expected returns of £27 million from £205 million for half year 2016 to £232 million for half year 2017 comprises a positive £17 million effect for the underlying growth in the in-force book and a £10 million effect driven by the 20 basis points increase in the UK 15-year gilt yield since 30 June 2016.
(b)
The full year 2016 credit of £25 million for the reduction in UK corporate tax rate reflected the beneficial effect of applying lower corporation tax rates (see note 13) to future life profits from in-force business in the UK.
(c)
Other items comprise the following:
	2017 £m	2016 £m
	Half year	Half year	Full year
Longevity reinsurance	(6)	(10)	(90)
Impact of specific management actions to improve solvency position	65	41	110
Provision for cost of undertaking past non-advised annuity sales review and potential redressnote (d)	-	-	(145)
Other itemsnote (e)	13	23	30
	72	54	(95)

(d)
In response to the findings of the FCA’s Thematic Review of Annuities Sales Practices, the UK business will review all internally vesting annuities sold without advice after 1 July 2008. Reflecting this, the UK full year 2016 result included a provision of £145 million (post-tax) for the estimated cost of the review and any appropriate customer redress, but excluded any potential for insurance recoveries. Other than to cover the small amount of costs incurred in the period, no change has been made to this provision as at 30 June 2017.
(e)
The half year 2017 credit of £13 million (half year 2016: £23 million; full year 2016: £30 million) comprises experience variances for mortality, expense and other items.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the period arise as follows:

(i) Group summary

	2017 £m	2016 £m
	Half year	Half year*	Full year
Asia operationsnote (ii)	544	373	(100)
US operationsnote (iii)	(126)	(237)	(1,102)
UK insurance operationsnote (iv)	215	506	869
Other operationsnote (v)	106	(163)	(174)
Total	739	479	(507)

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

(ii) Asia operations
The short-term fluctuations in investment returns for Asia operations comprise:

	2017 £m	2016 £m
	Half year	Half year*	Full year
Hong Kong	371	237	(105)
Singapore	85	26	52
Other	88	110	(47)
Total Asia operationsnote	544	373	(100)

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Note
For half year 2017, the credit of £544 million principally arises from unrealised gains on bonds driven by decreases in long-term interest rates across the business units (as shown in note 13(i)) and higher than assumed returns on equities backing with-profits business in Hong Kong.

(iii) US operations
The short-term fluctuations in investment returns for US operations comprise:

	2017 £m	2016 £m
	Half year	Half year	Full year
Investment return related experience on fixed income securitiesnote (a)	-	(64)	(85)
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current period separate account return, net of related hedging activity and other itemsnote (b)	(126)	(173)	(1,017)
Total US operations	(126)	(237)	(1,102)

Notes
(a)
The net result relating to fixed income securities reflects a number of offsetting items as follows:
-
the impact on portfolio yields of changes in the asset portfolio in the period;
-
the excess of actual realised gains and losses over the amortisation of interest-related realised gains and losses recorded in the profit and loss account; and
-
credit experience (versus the longer-term assumption).
(b)
This item reflects the net impact of:
-
changes in projected future fees and future benefit costs arising from the difference between the actual growth in separate account asset values of 7.9 per cent and that assumed of 2.9 per cent for the period ended 30 June 2017; and
-
related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

(iv) UK insurance operations
The short-term fluctuations in investment returns for UK insurance operations comprise:

	2017 £m	2016 £m
	Half year	Half year	Full year
Shareholder-backed annuity businessnote (a)	204	335	431
With-profits and othernote (b)	11	171	438
Total UK operations	215	506	869

Notes
(a)
Short-term fluctuations in investment returns for shareholder-backed annuity business includes:
-
gains on surplus assets compared to the expected long-term rate of return reflecting reductions in corporate bond and gilt yields; and
-
the difference between actual and expected default experience.
(b)
The positive £11 million fluctuation in half year 2017 for with-profits and other business represents the impact of achieving a 4.3 per cent pre-tax return on the with-profits fund (including unallocated surplus) compared to the assumed rate of return of 2.6 per cent for the period ended 30 June 2017 (half year 2016: achieved return of 5.3 per cent compared to assumed rate of 2.3 per cent; full year 2016: achieved return of 13.6 per cent compared to assumed rate of 5.0 per cent), partially offset by the effect of a partial hedge of future shareholder transfers expected to emerge from the UK’s with-profits sub-fund entered into to protect future shareholder with-profit transfers from movements in the UK equity market.

(v) Other operations
Short-term fluctuations in investment returns for other operations of positive £106 million (half year 2016: negative £(163) million; full year 2016: negative £(174) million) include unrealised value movements on financial instruments held outside of the main life operations.

6  Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in the profit for the period arise as follows:

(i)
Group summary

	2017 £m	2016 £m
	Half year	Half year*	Full year
Asia operationsnote (ii)	55	(559)	70
US operationsnote (iii)	(159)	(542)	45
UK insurance operationsnote (iv)	54	(217)	(175)
Total	(50)	(1,318)	(60)

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

(ii)
Asia operations
The effect of changes in economic assumptions for Asia operations comprises:

	2017 £m	2016 £m
	Half year	Half year*	Full year
Hong Kong	(72)	(483)	85
Indonesia	67	89	46
Malaysia	(20)	9	(20)
Singapore	59	(20)	(60)
Taiwan	(16)	(78)	12
Other	37	(76)	7
Total Asia operationsnote	55	(559)	70

*
The half year 2016 comparative result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

Note
The positive effect for half year 2017 of £55 million largely arises from the movements in long-term interest rates (see note 13(i)), with losses arising from lower interest rates and hence lower fund earned rates in Hong Kong, Malaysia and Taiwan, more than offset by profits arising from the beneficial impact of valuing future profits at lower discount rates in Indonesia and Singapore, together with £117 million for the net effect of various changes to the basis of setting economic assumptions (see note 12(a)(viii) and note 13(i)).

(iii)
US operations
The effect of changes in economic assumptions for US operations comprises:

	2017 £m	2016 £m
	Half year	Half year	Full year
Variable annuity business	(194)	(709)	86
Fixed annuity and other general account business	35	167	(41)
Total US operationsnote	(159)	(542)	45

Note
For half year 2017, the charge of £(159) million mainly reflects the decrease in the assumed separate account return and reinvestment rates for variable annuity business, following the 20 basis points decrease in the US 10-year treasury yield in the period, resulting in lower projected fee income and an increase in projected benefit costs. For fixed annuity and other general account business, the impact reflects the effect on the present value of future projected spread income of applying a lower discount rate on the opening value of the in-force book.

(iv)
UK insurance operations
The effect of changes in economic assumptions for UK insurance operations comprises:

	2017 £m	2016 £m
	Half year	Half year	Full year
Shareholder-backed annuity businessnote (a)	-	(24)	(113)
With-profits and other businessnote (b)	54	(193)	(62)
Total UK insurance operations	54	(217)	(175)

Notes
(a)
For shareholder-backed annuity business, the overall net nil result for half year 2017 reflects the increase in the risk-free yield curve (as shown in note 13(iii)) being offset by a decrease in spreads.
(b)
The credit of £54 million for half year 2017 mainly results from higher expected future fund earned rates following the increases in the risk-free yield curve and expected investment return on overseas equities (as shown in note 13(iii)).

7 Net core structural borrowings of shareholder-financed operations

		2017 £m		2016 £m
		30 Jun		30 Jun			31 Dec
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company (including central finance subsidiaries) cash and short-term investments	(2,657)	-	(2,657)	(2,546)	-	(2,546)	(2,626)	-	(2,626)
Central funds
Subordinated debt	5,598	443	6,041	4,956	192	5,148	5,772	182	5,954
Senior debt	549	168	717	549	171	720	549	175	724
	6,147	611	6,758	5,505	363	5,868	6,321	357	6,678
Holding company net borrowings	3,490	611	4,101	2,959	363	3,322	3,695	357	4,052
Prudential Capital bank loan	275	-	275	275	-	275	275	-	275
Jackson Surplus Notes	192	62	254	186	63	249	202	65	267
Net core structural borrowings of shareholder-financed operations	3,957	673	4,630	3,420	426	3,846	4,172	422	4,594

8  Reconciliation of movement in shareholders’ equity

	Half year 2017 £m
	Long-term business operations				Asset
				Total	management
			UK	long-term	and UK general
	Asia	US	insurance	business	insurance	Other	Group
	operations	operations	operations	operations	commission	operations	Total
	note (i)					note (i)
Operating profit (based on longer-term investment returns)
Long-term business:
New businessnote 3	1,092	436	161	1,689	-	-	1,689
Business in forcenote 4	549	452	304	1,305	-	-	1,305
	1,641	888	465	2,994	-	-	2,994
Asset management and general insurance commission	-	-	-	-	289	-	289
Other results	-	-	(6)	(6)	-	(407)	(413)
Operating profit based on longer-term investment returns	1,641	888	459	2,988	289	(407)	2,870
Non-operating items	599	(290)	269	578	68	(219)	427
Profit for the period	2,240	598	728	3,566	357	(626)	3,297
Other items taken directly to equity
Exchange movements on foreign operations and net investment hedges	(611)	(579)	-	(1,190)	(11)	156	(1,045)
Intra-group dividends and investment in operationsnote (ii)	(381)	(481)	(190)	(1,052)	(272)	1,324	-
External dividends	-	-	-		-	(786)	(786)
Mark to market value movements on Jackson assets backing surplus and required capital	-	31	-	31	-	-	31
Other movementsnote (iii)	(114)	(4)	20	(98)	(1)	154	55
Net increase in shareholders’ equity	1,134	(435)	558	1,257	73	222	1,552
Shareholders' equity at beginning of period	18,472	11,805	10,307	40,584	2,454	(4,070)	38,968
Shareholders’ equity at end of period	19,606	11,370	10,865	41,841	2,527	(3,848)	40,520

Representing:
Statutory IFRS basis shareholders’ equity:
Net assets (liabilities)	4,935	5,011	6,213	16,159	1,297	(3,482)	13,974
Goodwill	-	-	-	-	1,230	245	1,475
Total IFRS basis shareholders’ equity	4,935	5,011	6,213	16,159	2,527	(3,237)	15,449
Additional retained profit (loss) on an EEV basisnote (iv)	14,671	6,359	4,652	25,682	-	(611)	25,071
EEV basis shareholders’ equity	19,606	11,370	10,865	41,841	2,527	(3,848)	40,520

Balance at beginning of period:
Statutory IFRS basis shareholders’ equity:
Net assets (liabilities)	4,747	5,204	5,974	15,925	1,224	(3,958)	13,191
Goodwill	-	-	-	-	1,230	245	1,475
Total IFRS basis shareholders’ equity	4,747	5,204	5,974	15,925	2,454	(3,713)	14,666
Additional retained profit (loss) on an EEV basisnote (iv)	13,725	6,601	4,333	24,659	-	(357)	24,302
EEV basis shareholders’ equity	18,472	11,805	10,307	40,584	2,454	(4,070)	38,968

Notes
(i)
Other operations of £(3,848) million represents the shareholders’ equity of £(4,093) million for other operations as shown in the movement in shareholders’ equity and includes goodwill of £245 million (half year 2016: £258 million; full year 2016: £245 million) related to Asia long-term operations.
(ii)
Intra-group dividends represent dividends that have been declared in the period and investment in operations reflect increases in share capital. The amounts included in note 10 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, foreign exchange and other non-cash items.
(iii)
Other movements include reserve movements in respect of the shareholders’ share of actuarial gains and losses on defined benefit pension schemes, share capital subscribed, share-based payments and treasury shares and intra-group transfers between operations which have no overall effect on the Group’s embedded value.
(iv)
The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(611) million (half year 2016: £(363) million; full year 2016: £(357) million), as shown in note 7.

9 Analysis of movement in net worth and value of in-force for long-term business

	Half year 2017 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	surplus	capital	worth	business	operations
	note 10			note
Group
Shareholders’ equity at beginning of period	5,351	10,296	15,647	24,937	40,584
New business contribution	(571)	354	(217)	1,906	1,689
Existing business – transfer to net worth	1,719	(363)	1,356	(1,356)	-
Expected return on existing businessnote 4	66	108	174	869	1,043
Changes in operating assumptions and experience variancesnote 4	348	(145)	203	59	262
Solvency II and restructuring costs	(6)	-	(6)	-	(6)
Post-tax operating profit	1,556	(46)	1,510	1,478	2,988
Sale of Korea life businessnote 15	76	(76)	-	-	-
Other non-operating items	(38)	20	(18)	596	578
Profit after tax from long-term business	1,594	(102)	1,492	2,074	3,566
Exchange movements on foreign operations and net investment hedges	(144)	(139)	(283)	(907)	(1,190)
Intra-group dividends and investment in operations	(1,052)	-	(1,052)	-	(1,052)
Other movements	(67)	-	(67)	-	(67)
Shareholders’ equity at end of period	5,682	10,055	15,737	26,104	41,841

Asia operations
New business contribution	(283)	77	(206)	1,298	1,092
Existing business – transfer to net worth	673	(58)	615	(615)	-
Expected return on existing businessnote 4	19	29	48	451	499
Changes in operating assumptions and experience variancesnote 4	71	(51)	20	30	50
Post-tax operating profit	480	(3)	477	1,164	1,641
Sale of Korea life businessnote 15	76	(76)	-	-	-
Other non-operating items	192	40	232	367	599
Profit after tax from long-term business	748	(39)	709	1,531	2,240

US operations
New business contribution	(246)	220	(26)	462	436
Existing business – transfer to net worth	715	(132)	583	(583)	-
Expected return on existing businessnote 4	29	28	57	255	312
Changes in operating assumptions and experience variancesnote 4	57	(4)	53	87	140
Post-tax operating profit	555	112	667	221	888
Non-operating items	(470)	(109)	(579)	289	(290)
Profit after tax from long-term business	85	3	88	510	598

UK insurance operations
New business contribution	(42)	57	15	146	161
Existing business – transfer to net worth	331	(173)	158	(158)	-
Expected return on existing businessnote 4	18	51	69	163	232
Changes in operating assumptions and experience variancesnote 4	220	(90)	130	(58)	72
Solvency II and restructuring costs	(6)	-	(6)	-	(6)
Post-tax operating profit	521	(155)	366	93	459
Non-operating items	240	89	329	(60)	269
Profit after tax from long-term business	761	(66)	695	33	728

Note
The net value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital as shown below:

	30 Jun 2017 £m				31 Dec 2016 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business before deduction of cost of capital and time value of guarantees	16,359	8,525	3,422	28,306	15,371	8,584	3,468	27,423
Cost of capital	(503)	(275)	(613)	(1,391)	(477)	(319)	(692)	(1,488)
Cost of time value of guarantees	(51)	(760)	-	(811)	(87)	(911)	-	(998)
Net value of in-force business	15,805	7,490	2,809	26,104	14,807	7,354	2,776	24,937
Total net worth	3,801	3,880	8,056	15,737	3,665	4,451	7,531	15,647
Total embedded valuenote 8	19,606	11,370	10,865	41,841	18,472	11,805	10,307	40,584

10 Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles. Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders’ equity, net of goodwill. Free surplus for other operations is taken to be EEV basis post-tax earnings and shareholders’ equity for central operations net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.

Free surplus for insurance and asset management operations and Group total free surplus, including other operations, are shown in the tables below.

(i) Underlying free surplus generated – insurance and asset management operations
The half year 2016 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The half year 2016 CER comparative results are translated at half year 2017 average exchange rates.

	Half year 2017 £m	Half year 2016* £m		% change
		AER	CER	AER	CER
Asia operations
Underlying free surplus generated from in-force life business	763	600	679	27%	12%
Investment in new businessnote (iii)(a)	(283)	(228)	(257)	(24)%	(10)%
Long-term business	480	372	422	29%	14%
Eastspring Investmentsnote (iii)(b)	73	53	60	38%	22%
Total	553	425	482	30%	15%
US operations
Underlying free surplus generated from in-force life business	801	701	797	14%	1%
Investment in new businessnote (iii)(a)	(246)	(209)	(238)	(18)%	(3)%
Long-term business	555	492	559	13%	(1)%
Broker-dealer and asset managementnote (iii)(b)	(4)	(8)	(9)	50%	56%
Total	551	484	550	14%	0%
UK insurance operations
Underlying free surplus generated from in-force life business	563	555	555	1%	1%
Investment in new businessnote (iii)(a)	(42)	(56)	(56)	25%	25%
Long-term business	521	499	499	4%	4%
General insurance commissionnote (iii)(b)	14	15	15	(7)%	(7)%
Total	535	514	514	4%	4%
M&Gnote (iii)(b)	201	181	181	11%	11%
Prudential Capitalnote (iii)(b)	5	11	11	(55)%	(55)%
Underlying free surplus generated from insurance and asset management operations	1,845	1,615	1,738	14%	6%

Representing:
Long-term business:
Expected in-force cash flows (including expected return on net assets)	1,785	1,470	1,620	21%	10%
Effects of changes in operating assumptions, operating experience variances and other operating items	342	386	411	(11)%	(17)%
Underlying free surplus generated from in-force life business	2,127	1,856	2,031	15%	5%
Investment in new businessnote (iii)(a)	(571)	(493)	(551)	(16)%	(4)%
Total long-term business	1,556	1,363	1,480	14%	5%
Asset management and general insurance commissionnote (iii)(b)	289	252	258	15%	12%
	1,845	1,615	1,738	14%	6%

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

(ii)
Underlying free surplus generated – total Group

	Half year 2017 £m	Half year 2016* £m		% change
		AER	CER	AER	CER
Underlying free surplus generated from insurance and asset management operationsnote (iii)(b)	1,845	1,615	1,738	14%	6%
Other income and expenditure net of restructuring and Solvency II costsnote (iii) (b)	(407)	(308)	(315)	(32)%	(29)%
Interest received from tax settlement	-	37	37	n/a	n/a
Group underlying free surplus generated, including other operations	1,438	1,344	1,460	7%	(2)%

*
The half year 2016 comparative operating result has been adjusted to exclude the result attributable to the sold Korea life business (see note 15).

(iii)
Movement in free surplus
	Half year 2017 £m
Long-term business and asset management operations	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
	note 9	note (b)		note (b)
Underlying free surplus generated	1,556	289	1,845	(407)	1,438
Sale of Korea life businessnote 9	76	-	76	-	76
Other non-operating itemsnote (c)	(38)	68	30	41	71
	1,594	357	1,951	(366)	1,585
Net cash flows to parent companynote (d)	(1,056)	(174)	(1,230)	1,230	-
External dividends	-	-	-	(786)	(786)
Exchange rate movements, timing differences and other itemsnote (e)	(207)	(110)	(317)	231	(86)
Net movement in free surplus	331	73	404	309	713
Balance at beginning of period	5,351	1,224	6,575	1,639	8,214
Balance at end of period	5,682	1,297	6,979	1,948	8,927

Representing:
Asia operations			2,347	-	2,347
US operations			1,950	-	1,950
UK operations			2,682	-	2,682
Other operationsnote (b)			-	1,948	1,948
			6,979	1,948	8,927

Balance at beginning of period:
Asia operations			2,142	-	2,142
US operations			2,418	-	2,418
UK operations			2,015	-	2,015
Other operationsnote (b)			-	1,639	1,639
			6,575	1,639	8,214

	Half year 2016 £m
Long-term business and asset management operations	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
		note (b)		note (b)
Underlying free surplus generated	1,363	252	1,615	(271)	1,344
Results of the sold Korea life business	11	-	11	-	11
Other non-operating itemsnote (c)	(829)	(61)	(890)	(129)	(1,019)
	545	191	736	(400)	336
Net cash flows to parent companynote (d)	(830)	(288)	(1,118)	1,118	-
External dividends	-	-	-	(935)	(935)
Exchange rate movements, timing differences and other itemsnote (e)	650	202	852	205	1,057
Net movement in free surplus	365	105	470	(12)	458
Balance at beginning of period	4,169	1,124	5,293	879	6,172
Balance at end of period	4,534	1,229	5,763	867	6,630

	Full year 2016 £m
Long-term business and asset management operations	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
		note (b)		note (b)
Underlying free surplus generated	3,080	508	3,588	(666)	2,922
Loss attaching to the sold Korea life business	(86)	-	(86)	-	(86)
Other non-operating itemsnote (c)	(932)	(38)	(970)	(169)	(1,139)
	2,062	470	2,532	(835)	1,697
Net cash flows to parent companynote (d)	(1,236)	(482)	(1,718)	1,718	-
External dividends	-	-	-	(1,267)	(1,267)
Exchange rate movements, timing differences and other itemsnote (e)	356	112	468	1,144	1,612
Net movement in free surplus	1,182	100	1,282	760	2,042
Balance at beginning of period	4,169	1,124	5,293	879	6,172
Balance at end of period	5,351	1,224	6,575	1,639	8,214

Notes
(a)
Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(b)
Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders’ equity, net of goodwill. Free surplus for other operations is taken to be EEV basis post-tax earnings and shareholders’ equity net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.
(c)
Non-operating items are principally short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(d)
Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(e)
Exchange rate movements, timing differences and other items represent:

	Half year 2017 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
Exchange rate movements	(144)	(11)	(155)	(17)	(172)
Mark to market value movements on Jackson assets backing surplus and required capitalnote 8	31	-	31	-	31
Other itemsnote (f)	(94)	(99)	(193)	248	55
	(207)	(110)	(317)	231	(86)

	Half year 2016 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
Exchange rate movements	329	55	384	50	434
Mark to market value movements on Jackson assets backing surplus and required capital	138	-	138	-	138
Other itemsnote (f)	183	147	330	155	485
	650	202	852	205	1,057

	Full year 2016 £m
	Long-term business	Asset management and UK general insurance commission	Total insurance and asset management operations	Central and other operations	Group total
Exchange rate movements	633	83	716	48	764
Mark to market value movements on Jackson assets backing surplus and required capital	(11)	-	(11)	-	(11)
Other itemsnote (f)	(266)	29	(237)	1,096	859
	356	112	468	1,144	1,612

(f)
Other items include the effect of intra-group loans and other intra-group transfers between operations, non-cash items, together with movements in subordinated debt for Other operations.

11 Sensitivity of results to alternative assumptions

Sensitivity analysis – economic assumptions

The tables below show the sensitivity of the embedded value as at 30 June 2017 and 31 December 2016 and the new business contribution after the effect of required capital for half year 2017 and full year 2016 to:

-
1 per cent increase in the discount rates;
-
1 per cent increase in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
-
0.5 per cent decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
-
1 per cent rise in equity and property yields;
-
10 per cent fall in market value of equity and property assets (embedded value only);
-
The statutory minimum capital level by contrast to EEV basis required capital (for embedded value only); and
-
5 basis points increase in UK long-term expected defaults.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	Half year 2017 £m				Full year 2016 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
New business contributionnote 3	1,092	436	161	1,689	2,030	790	268	3,088
Discount rates – 1% increase	(208)	(21)	(18)	(247)	(375)	(43)	(32)	(450)
Interest rates – 1% increase	3	49	20	72	51	64	27	142
Interest rates – 0.5% decrease	(4)	(24)	(10)	(38)	(30)	(49)	(15)	(94)
Equity/property yields – 1% rise	61	52	20	133	129	91	28	248
Long-term expected defaults – 5 bps increase	-	-	(1)	(1)	-	-	(2)	(2)

Embedded value of long-term business operations

	30 Jun 2017 £m				31 Dec 2016 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Shareholders' equitynote 8	19,606	11,370	10,865	41,841	18,472	11,805	10,307	40,584
Discount rates – 1% increase	(2,268)	(350)	(815)	(3,433)	(2,078)	(379)	(809)	(3,266)
Interest rates – 1% increase	(548)	(128)	(643)	(1,319)	(701)	(241)	(638)	(1,580)
Interest rates – 0.5% decrease	184	(54)	356	486	248	25	369	642
Equity/property yields – 1% rise	841	682	359	1,882	771	653	314	1,738
Equity/property market values – 10% fall	(416)	(127)	(447)	(990)	(361)	(11)	(399)	(771)
Statutory minimum capital	128	197	-	325	150	223	-	373
Long-term expected defaults – 5 bps increase	-	-	(136)	(136)	-	-	(138)	(138)

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumptions shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for changes in interest rates, the effect shown above for Jackson would also be recorded within the fair value movements on assets backing surplus and required capital, which are taken directly to shareholders’ equity.

12 Methodology and accounting presentation

(a)
Methodology

Overview
The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:
-
the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
-
the cost of locked-in required capital; and
-
the time value of cost of options and guarantees;
-
locked-in required capital; and
-
the shareholders’ net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results as explained in note 12(b)(iii), no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 12(b)(i).

(i)
Covered business
The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business, including the Group’s investments in joint venture and associate insurance operations, for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group’s covered business are then combined with the post-tax IFRS basis results of the Group’s asset management and other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 12(a)(vii).

The definition of long-term business operations comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group’s long-term business operations, with two exceptions:
-
the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court Approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
-
the presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii)
Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity, as described in note 13. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating assumptions as at the end of the period.

For UK immediate annuity business, the new business contribution is determined by applying economic assumptions reflecting point-of-sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked in when the assets are purchased at the point of sale of the policy. For other business within the Group, end-of-period economic assumptions are used.

New business profitability is a key metric for the Group’s management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of regular premium new business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the period (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the period and shareholders’ equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on an IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the EEV result for Jackson acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that, broadly speaking, are held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation (depreciation) on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

(iii)
Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group’s long-term business. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv)
Financial options and guarantees

Nature of financial options and guarantees in Prudential’s long-term business

Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity (FA) and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for all periods, depending on the particular product, jurisdiction where issued, and date of issue. For all periods shown, 87 per cent of the account values on fixed annuities are for policies with guarantees of 3 per cent or less, and the average guarantee rate is 2.6 per cent.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts for which it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable upon depletion of funds (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholders’ value in the event of poor equity market performance. Jackson hedges the GMWB and GMDB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities (FIA) that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The PAC with-profits fund also held a provision on the Solvency II basis of £62 million at 30 June 2017 (30 June 2016: £54 million; 31 December 2016: £62 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Solvency II basis of £572 million was held in SAIF at 30 June 2017 (30 June 2016: £575 million; 31 December 2016: £571 million) to honour the guarantees. As described in note 12(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders’ funds.

Time value
The value of financial options and guarantees comprises two parts:
-
The first part arises from a deterministic valuation on best estimate assumptions (the intrinsic value).
-
The second part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 13(iv), (v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v)
Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets, subject to it being at least the local statutory minimum requirements.

For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. Following the implementation of Solvency II, which became effective on 1 January 2016, a portion of future shareholder transfers expected from the with-profits fund is recognised within net worth, together with the associated capital requirements.

For shareholder-backed business, the following capital requirements apply:
-
Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
-
US operations: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and
-
UK insurance operations: the capital requirements are set at the Solvency II Solvency Capital Requirement (SCR) for shareholder-backed business as a whole.

(vi)
With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations.

(vii)
Internal asset management
The in-force and new business results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group’s covered insurance businesses. The results of the Group’s asset management operations include the current period profits from the management of both internal and external funds. EEV basis shareholders’ other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the period. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the assets for covered business.

(viii) Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin.

For Asia and US operations, the risk-free rates are based on 10-year local government bond yields.

For UK insurance operations, following the implementation of Solvency II on 1 January 2016, the EEV risk-free rate is based on the full term structure of interest rates; ie a yield curve, rather than a flat 15-year gilt yield, is used to determine the embedded value at the end of the reporting period.

The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below), such an approach has been used for the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
-
expected long-term defaults;
-
credit risk premium (to reflect the volatility in downgrade and default levels); and
-
short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below:

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly, no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 13(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:
-
How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and
-
Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, as the assets are generally held to maturity to match liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on the Solvency II allowance for credit risk. The Solvency II allowance is set by European Insurance and Occupational Pensions Authority (EIOPA) using a prudent assumption that all future downgrades will be replaced annually, and allowing for the credit spread floor.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for a best estimate credit risk allowance. The remaining elements of prudence within the Solvency II allowance are incorporated into the risk margin included in the discount rate, shown in note 13(iii).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over risk free, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s Asia operations in China, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. The level of these allowances are reviewed and updated based on an assessment of a range of pre-defined emerging market risk indicators, as well as the Group’s exposure and experience in the business units. At half year 2017, the China allowance for non-market risk was reduced reflecting the growth in the size of the business, increasing management exposure and experience in the country and an improvement in our risk assessment of the market. For the Group’s US business and UK business, no additional allowance is necessary.

(ix)
Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the period. Foreign currency assets and liabilities have been translated at period-end exchange rates. The principal exchange rates are shown in note A1 of the IFRS financial statements.

(x)
Taxation
In determining the post-tax profit for the period for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.

(xi)
Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension policies in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to the PAC non-profit sub-fund.

(b)
Accounting presentation

(i)
Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the period is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 12(b)(ii) below) and incorporate the following:
-
new business contribution, as defined in note 12(a)(ii);
-
unwind of discount on the value of in-force business and other expected returns, as described in note 12(b)(iii) below;
-
the impact of routine changes of estimates relating to operating assumptions, as described in note 12(b)(iv) below; and
-
operating experience variances, as described in note 12(b)(v) below.

Non-operating results comprise the recurrent items of:
-
short-term fluctuations in investment returns;
-
the mark to market value movements on core borrowings; and
-
the effect of changes in economic assumptions.

In addition, for half year 2017, non-operating free surplus generated includes the effect of the disposal of the Korea life business. For all periods, non-operating profit includes a reclassification from operating profit of the results attributable to the sold Korea life business. For full year 2016, non-operating result also includes the effect of adjustment to the carrying value of the Korea life business following its reclassification as held for sale (see note 15 for details).

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii)
Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 12(b)(iii) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force business adjusted to reflect end-of-period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the operating result for the period.

(iii)
Unwind of discount and other expected returns
The Group’s methodology in determining the unwind of discount and other expected returns is by reference to:
-
the value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
-
required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for UK insurance operations is described below.

UK operations
The unwind is determined by reference to an implied single risk discount rate. Following the implementation of Solvency II, the EEV risk-free rate is based on a yield curve (as set out in note 12a(viii) above), which is used to derive a single implied discount rate which, if this rate had been used, would reproduce the same embedded value as that calculated by reference to the yield curve. The difference between the operating profit determined using the single implied discount rate and that derived using the yield curve is included within non-operating profit.

For with-profits business, the opening value of in-force is adjusted for the effect of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 30 June 2017 the shareholders’ interest in the smoothed surplus assets used for this purpose only were £31 million lower (30 June 2016: £21 million lower; 31 December 2016: £77 million lower) than the surplus assets carried in the statement of financial position.

(iv)
Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force at the end of the period. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force as operating assumption changes, with the experience variances subsequently being determined by reference to the end-of-period assumptions (see note 12(b)(v) below).

(v)
Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality and morbidity, expenses and other factors, which are calculated with reference to the end-of-period assumptions.

(vi)
Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results. For UK insurance operations, the embedded value incorporates Solvency II transitional measures, which are recalculated using management’s estimate of the impact of operating and market conditions at the valuation date. The effect of changes in economic assumptions is after allowing for this recalculation.

13 Assumptions

Principal economic assumptions
The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to period-end risk-free rates of return (defined below for each of the Group’s insurance operations). Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate. In order to reflect Prudential’s most recent assessment of the growth prospects of the region compared to other developed markets and the historically strong relationship between long-term economic growth and long-term equity returns, in a number of Asia business units, equity risk premiums have been increased at half year 2017 by between 25 basis points and 75 basis points from those applied at half year and full year 2016. The related risk discount rates have also been increased by equivalent amounts. In addition, for a few Asia business units, expected long-term inflation assumptions at half year 2017 have been revised to better reflect central bank inflation targets and to align with the currency of the underlying exposures.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the period.

(i)
Asia operationsnotes (b)(c)
The risk-free rates of return for Asia operations are defined as 10-year government bond yields at the end of the period.

	Risk discount rate %
	New business			In-force business
	2017	2016		2017	2016
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	9.3	9.4	9.6	9.3	9.4	9.6
Hong Kongnotes (b)(d)	3.6	3.0	3.9	3.7	2.9	3.9
Indonesia	11.2	11.5	12.0	11.2	11.5	12.0
Malaysianote (d)	6.8	6.3	6.8	6.9	6.4	6.9
Philippines	12.2	10.5	11.6	12.2	10.5	11.6
Singaporenote (d)	3.8	3.6	4.2	4.7	4.5	5.0
Taiwan	3.8	3.8	4.0	4.1	3.3	4.0
Thailand	10.0	8.7	9.4	10.0	8.7	9.4
Vietnam	13.2	13.7	13.0	13.2	13.7	13.0
Total weighted risk discount ratenote (a)	5.1	4.7	5.3	5.8	5.7	6.1

	10-year government bond yield %			Expected long-term Inflation %
	2017	2016		2017	2016
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
China	3.6	2.9	3.1	3.0	2.5	2.5
Hong Kongnotes (b)(d)	2.3	1.5	2.5	2.5	2.3	2.3
Indonesia	6.9	7.6	8.1	4.5	5.0	5.0
Malaysianote (d)	3.9	3.8	4.3	2.5	2.5	2.5
Philippines	4.7	3.7	4.8	4.0	4.0	4.0
Singaporenote (d)	2.1	1.9	2.5	2.0	2.0	2.0
Taiwan	1.1	0.8	1.2	1.5	1.0	1.0
Thailand	2.5	2.0	2.7	3.0	3.0	3.0
Vietnam	5.7	6.9	6.3	5.5	5.5	5.5

Notes
(a)
The weighted risk discount rates for Asia operations shown above have been determined by weighting each country’s risk discount rates by reference to the post-tax EEV basis new business contribution and the closing value of in-force business. The changes in the risk discount rates for individual Asia business units reflect:
-
the movements in 10-year government bond yields;
-
changes in product mix; and
-
the effect of changes in the economic basis (see note 6(ii)).
(b)
For Hong Kong the assumptions shown are for US dollar denominated business. For other business units, the assumptions are for local currency denominated business.
(c)
Equity risk premiums in Asia range from 4.0 per cent to 9.4 per cent (half year 2016: from 3.5 per cent to 8.7 per cent; full year 2016: from 3.5 per cent to 8.7 per cent).
(d)
The mean equity return assumptions for the most significant equity holdings of the Asia operations are:

	2017%	2016%
	30 Jun	30 Jun	31 Dec
Hong Kong	6.3	5.5	6.5
Malaysia	10.4	9.8	10.2
Singapore	8.6	7.9	8.5

(ii)
US operations
The risk-free rates of return for US operations are defined as 10-year treasury bond yield at the end of the period.

	2017%	2016%
	30 Jun	30 Jun	31 Dec
Assumed new business spread margins:*
Fixed annuity business:**
January to June issues	1.50	1.25	1.25
July to December issues	n/a	n/a	1.25
Fixed index annuity business:
January to June issues	1.75	1.50	1.50
July to December issues	n/a	n/a	1.50
Institutional business	0.50	0.50	0.50
Allowance for long-term defaults included in projected spreadnote 12(a)(viii)	0.20	0.21	0.21
Risk discount rate:
Variable annuity:
Risk discount rate	6.7	6.0	6.9
Additional allowance for credit risk included in risk discount ratenote 12(a)(viii)	0.2	0.2	0.2
Non-variable annuity:
Risk discount rate	3.9	3.1	4.1
Additional allowance for credit risk included in risk discount ratenote 12(a)(viii)	1.0	1.0	1.0
Weighted average total:
New business	6.5	5.7	6.8
In-force business	6.3	5.4	6.5
US 10-year treasury bond yield	2.3	1.5	2.5
Pre-tax expected long-term nominal rate of return for US equities	6.3	5.5	6.5
Expected long-term rate of inflation	2.9	2.7	3.0
Equity risk premium	4.0	4.0	4.0
S&P equity return volatilitynote (v)	18.0	18.0	18.0

* including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.
** including the proportion of variable annuity business invested in the general account.

(iii)
UK insurance operations
Following the implementation of Solvency II on 1 January 2016, the risk-free rate is based on the full term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period. These yield curves are used to derive pre-tax expected long-term nominal rates of investment return and risk discount rates. For the purpose of determining the unwind of discount in the analysis of operating profit, these yield curves are used to derive a single implied risk discount rate, as explained in note 12(a)(viii).

This single implied risk discount rate is shown, along with the 15-year nominal rate of return based on the yield curve.

	2017%	2016%
	30 Jun	30 Jun	31 Dec
Shareholder-backed annuity business:
Risk discount rate:note (a)
New business	4.1	4.5	3.9
In-force business	4.3	4.2	4.5
Pre-tax expected 15-year nominal rates of investment return:notes (a)(b)
New business	2.7	3.4	3.0
In-force business	2.7	2.9	2.8
With-profits and other business:
Risk discount rate:*
New business	4.9	4.6	4.7
In-force business	4.9	4.6	4.9
Pre-tax expected 15-year nominal rates of investment return:note (b)
Overseas equities	6.1 to 9.9	5.5 to 8.8	6.2 to 9.4
Property	4.5	4.3	4.5
15-year gilt yield	1.7	1.5	1.7
Corporate bonds	3.5	3.2	3.5
Expected 15-year rate of inflation	3.5	3.1	3.6
Equity risk premium	4.0	4.0	4.0

*
The risk discount rates for with-profits and other business shown above represents a weighted average total of the rates applied to determine the present value of future cash flows, including a portion of future with-profits business shareholders’ transfers recognised in net worth.

Notes
(a)
For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates for new and in-force businesses reflect the effect of changes in asset yields (based on average yields for new business).
(b)
The table below shows the pattern of the UK risk-free Solvency II spot yield curve at the end of all periods shown:

	1 year	5 year	10 year	15 year	20 year
30 Jun 2017	0.4%	0.8%	1.2%	1.4%	1.5%
31 Dec 2016	0.4%	0.7%	1.1%	1.3%	1.3%
30 Jun 2016	0.4%	0.5%	0.9%	1.1%	1.1%

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 12(a)(iv).

(iv)
Asia operations
-
The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations.
-
The principal asset classes are government and corporate bonds.
-
The asset return models are similar to the models as described for UK insurance operations below.
-
The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent for all periods shown.

(v)
US operations (Jackson)
-
Interest rates and equity returns are projected using a log-normal generator reflecting historical market data.
-
Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions.
-
The volatility of equity returns ranges from 18 per cent to 27 per cent for all periods shown, and the standard deviation of interest rates ranges from 2.4 per cent to 2.7 per cent (half year and full year 2016: from 2.3 per cent to 2.6 per cent).

(vi)
UK insurance operations
-
Interest rates are projected using a stochastic interest rate model calibrated to the current market yields.
-
Equity returns are assumed to follow a log-normal distribution.
-
The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread.
-
Property returns are also modelled on a risk-free return plus a risk premium with a stochastic process reflecting total property returns.
-
The standard deviation of equities and property ranges from 15 per cent to 20 per cent for all periods shown.

Operating assumptions

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan), expense overruns are reported where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:
-
expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and
-
expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 12(a)(x).

The local standard corporate tax rates applicable for the most significant operations for 2016 and half year 2017 are as follows:

Standard corporate tax rates	%
Asia operations:
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	24.0
Singapore	17.0
US operations	35.0
UK operations	2016: 20.0; from 1 April 2017: 19.0; from 1 April 2020: 17.0

14 Total insurance and investment products new businessnote (i)

Group insurance operations – new business premiums and contributions

	Single premiums			Regular premiums			Annual premium and contribution equivalents (APE)			Present value of new business premiums (PVNBP)
							note 12(a)(ii)			note 12(a)(ii)
	2017 £m	2016 £m		2017 £m	2016 £m		2017 £m	2016 £m		2017 £m	2016 £m
	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year	Half year	Half year	Full year
Asia*	1,131	1,003	2,397	1,830	1,505	3,359	1,943	1,605	3,599	10,095	8,679	19,271
US	9,602	7,816	15,608	-	-	-	960	782	1,561	9,602	7,816	15,608
UK**	6,251	4,936	9,836	96	99	177	721	593	1,160	6,616	5,267	10,513
Group Total	16,984	13,755	27,841	1,926	1,604	3,536	3,624	2,980	6,320	26,313	21,762	45,392

Asia insurance operations
Cambodia	-	-	-	8	6	14	8	6	14	37	30	66
Hong Kong	368	506	1,140	877	817	1,798	914	868	1,912	5,190	5,045	10,930
Indonesia	126	84	236	131	117	255	144	125	279	558	486	1,048
Malaysia	33	52	110	125	104	233	128	109	244	623	630	1,352
Philippines	28	36	91	33	26	61	36	30	70	134	118	278
Singapore	323	174	523	163	125	299	195	142	351	1,451	1,063	2,627
Thailand	53	36	80	37	39	81	42	43	89	199	197	404
Vietnam	3	3	6	62	44	115	62	44	116	298	182	519
SE Asia operations including Hong Kong	934	891	2,186	1,436	1,278	2,856	1,529	1,367	3,075	8,490	7,751	17,224
Chinanote (ii)	141	74	124	173	102	187	187	109	199	827	452	880
Taiwan	25	14	36	102	55	146	105	56	150	314	205	499
Indianote (iii)	31	24	51	119	70	170	122	73	175	464	271	668
Total Asia insurance operations	1,131	1,003	2,397	1,830	1,505	3,359	1,943	1,605	3,599	10,095	8,679	19,271

US insurance operations
Variable annuities	6,041	4,995	10,653	-	-	-	604	500	1,065	6,041	4,995	10,653
Elite Access (variable annuity)	1,101	990	2,056	-	-	-	110	99	206	1,101	990	2,056
Fixed annuities	245	285	555	-	-	-	24	28	55	245	285	555
Fixed index annuities	158	277	508	-	-	-	16	28	51	158	277	508
Wholesale	2,057	1,269	1,836	-	-	-	206	127	184	2,057	1,269	1,836
Total US insurance operations	9,602	7,816	15,608	-	-	-	960	782	1,561	9,602	7,816	15,608

UK and Europe insurance operations
Individual annuities	120	327	546	-	-	-	12	33	55	120	327	546
Bonds	1,742	1,956	3,834	-	-	-	174	196	384	1,742	1,957	3,835
Corporate pensions	77	60	110	67	68	121	75	74	132	286	258	479
Individual pensions	2,609	1,137	2,532	18	21	35	279	134	289	2,690	1,212	2,681
Income drawdown	1,061	808	1,649	-	-	-	106	81	165	1,061	808	1,649
Other products	642	648	1,165	11	10	21	75	75	135	717	705	1,323
Total UK and Europe insurance operations	6,251	4,936	9,836	96	99	177	721	593	1,160	6,616	5,267	10,513

Group Total	16,984	13,755	27,841	1,926	1,604	3,536	3,624	2,980	6,320	26,313	21,762	45,392

*
New business premiums and contributions exclude the results attributable to the sold Korea life business for all periods presented. The half year 2016 comparatives have been adjusted from those previously published accordingly.
**
No UK bulk annuity transactions were recorded in half year 2017 or half year 2016.

Investment products funds under managementnotes (iv)(v)(vi)
	Half year 2017 £m
	1 Jan 2017	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2017
Eastspring Investments	38,042	11,536	(9,263)	4,281	44,596
M&G	136,763	22,677	(15,498)	5,176	149,118
Group Total	174,805	34,213	(24,761)	9,457	193,714

	Half year 2016 £m
	1 Jan 2016	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2016
Eastspring Investments	30,281	6,163	(6,575)	2,859	32,728
M&G	126,405	9,731	(16,697)	10,217	129,656
Group Total	156,686	15,894	(23,272)	13,076	162,384

Notes
(i) The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. A reconciliation of APE and gross earned premiums on an IFRS basis is provided in Note D within the EEV unaudited financial information.

The format of the tables shown above is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in Part II of schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown above for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

(ii) New business in China is included at Prudential’s 50 per cent interest in the China life operation.
(iii) New business in India is included at Prudential’s 26 per cent interest in the India life operation.
(iv) Investment products referred to in the tables for fund under management above are unit trust, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as ‘investment contracts’ under IFRS 4, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.
(v) Investment flows for half year 2017 exclude Eastspring Money Market Funds gross inflows of £96,704 million (half year 2016: gross inflows of £62,302 million) and net inflows of £499 million (half year 2016: net inflows of £656 million).
(vi)
New business and market gross inflows and redemptions have been translated at an average exchange rate for the period applicable. Funds under management at points in time are translated at the exchange rate applicable to those dates.

15 Sale of Korea life business

On 18 May 2017, the Group announced it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance, to Mirae Asset Life Insurance for KRW 170 billion (£117 million at 17 May 2017 closing exchange rate) following regulatory approval. The proceeds, net of £9 million of related expenses, were £108 million. Upon disposal, £76 million of required capital was released and a corresponding increase in free surplus was recognised. There were no other impacts on the half year 2017 results.

In order to facilitate comparisons of the Group’s retained businesses, the EEV basis operating profit excludes the contribution from the Korea life business, and reclassifies it separately within non-operating results. This approach is consistent with the presentation of operating profit for full year 2016 reported in the Group 2016 Annual Report. The half year 2016 comparative results have been similarly adjusted. For full year 2016, the non-operating loss attributable to the Korea life business also includes the adjustment to the carrying value of the business following its reclassification as held for sale.

Additional EEV financial information*

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

*
The additional financial information is not covered by the KPMG LLP independent review opinion.

Notes to Schedules A(i) to A(v)

(1)
Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

	Average rate**			Closing rate
Local currency : £	Half year 2017	Half year 2016	% appreciation (depreciation) of local currency against GBP	30 Jun 2017	30 Jun 2016	% appreciation (depreciation) of local currency against GBP
China	8.66	9.37	8%	8.81	8.88	1%
Hong Kong	9.80	11.13	14%	10.14	10.37	2%
Indonesia	16,793.63	19,222.95	14%	17,311.76	17,662.47	2%
Malaysia	5.53	5.87	6%	5.58	5.39	(3)%
Singapore	1.77	1.98	12%	1.79	1.80	1%
Thailand	43.72	50.81	16%	44.13	46.98	6%
US	1.26	1.43	13%	1.30	1.34	3%
Vietnam	28,612.70	31,996.45	12%	29,526.43	29,815.99	1%

	Average rate			Closing rate
Local currency : £	Half year** 2017	Full year 2016	% appreciation (depreciation) of local currency against GBP	30 Jun 2017	31 Dec 2016	% appreciation (depreciation) of local currency against GBP
China	8.66	8.99	4%	8.81	8.59	(2)%
Hong Kong	9.80	10.52	7%	10.14	9.58	(6)%
Indonesia	16,793.63	18,026.11	7%	17,311.76	16,647.30	(4)%
Malaysia	5.53	5.61	1%	5.58	5.54	(1)%
Singapore	1.77	1.87	6%	1.79	1.79	0%
Thailand	43.72	47.80	9%	44.13	44.25	0%
US	1.26	1.35	7%	1.30	1.24	(5)%
Vietnam	28,612.70	30,292.79	6%	29,526.43	28,136.99	(5)%

**
Average rate is for the 6 month period to 30 June.

(1a)
Insurance new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for the second half of 2016 represent the difference between the year-to-date reported sterling results at the year end and the results for the first half of 2016. The second half results therefore include the true up between the first half and full year average exchange rates applied to the first half results.
(1b)
Insurance new business for overseas operations for half year 2016 has been calculated using constant exchange rates (CER).
(2)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to rounding. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.
(3)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients.
(4)
New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)
Balance Sheet figures have been calculated at the closing exchange rate.
(6)
New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)
Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)
Investment flows for the period exclude year-to-date Eastspring Money Market Funds (MMF) gross inflow of £96,704 million (half year 2016: gross inflow of £62,302 million; full year 2016: gross inflow of £146,711 million) and net inflow of £499 million (half year 2016: net inflow of £656 million; full year 2016: net inflow of £403 million).
(9)
Total Group Investment Operations funds under management exclude MMF funds under management of £8,327 million at 30 June 2017 (30 June 2016: £7,421 million; 31 December 2016: £7,714 million).
(10)
New business premiums and contributions exclude the results attributable to the sold Korea life business for all periods presented. Half year 2016 comparatives have been adjusted from those previously published accordingly (APE: £50 million, PVNBP: £276 million, new business contribution: £3 million on actual exchange rate).

Schedule A(i) New Business Insurance Operations (Actual Exchange Rates)

	Single premiums			Regular premiums			Annual Equivalents(2)			PVNBP(2)
	2017	2016		2017	2016		2017	2016		2017	2016
	Half year	Half year	+/-	Half year	Half year	+/-	Half year	Half year	+/-	Half year	Half year	+/-
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Group Insurance Operations
Asia(1a)(10)	1,131	1,003	13%	1,830	1,505	22%	1,943	1,605	21%	10,095	8,679	16%
US(1a)	9,602	7,816	23%	-	-	-	960	782	23%	9,602	7,816	23%
UK	6,251	4,936	27%	96	99	(3)%	721	593	22%	6,616	5,267	26%
Group Total(10)	16,984	13,755	23%	1,926	1,604	20%	3,624	2,980	22%	26,313	21,762	21%

Asia Insurance Operations(1a)
Cambodia	-	-	-	8	6	33%	8	6	33%	37	30	23%
Hong Kong	368	506	(27)%	877	817	7%	914	868	5%	5,190	5,045	3%
Indonesia	126	84	50%	131	117	12%	144	125	15%	558	486	15%
Malaysia	33	52	(37)%	125	104	20%	128	109	17%	623	630	(1)%
Philippines	28	36	(22)%	33	26	27%	36	30	20%	134	118	14%
Singapore	323	174	86%	163	125	30%	195	142	37%	1,451	1,063	37%
Thailand	53	36	47%	37	39	(5)%	42	43	(2)%	199	197	1%
Vietnam	3	3	-	62	44	41%	62	44	41%	298	182	64%
SE Asia Operations inc. Hong Kong	934	891	5%	1,436	1,278	12%	1,529	1,367	12%	8,490	7,751	10%
China(6)	141	74	91%	173	102	70%	187	109	72%	827	452	83%
Taiwan	25	14	79%	102	55	85%	105	56	88%	314	205	53%
India(4)	31	24	29%	119	70	70%	122	73	67%	464	271	71%
Total Asia Insurance Operations (10)	1,131	1,003	13%	1,830	1,505	22%	1,943	1,605	21%	10,095	8,679	16%

US Insurance Operations(1a)
Variable annuities	6,041	4,995	21%	-	-	-	604	500	21%	6,041	4,995	21%
Elite Access (variable annuity)	1,101	990	11%	-	-	-	110	99	11%	1,101	990	11%
Fixed annuities	245	285	(14)%	-	-	-	24	28	(14)%	245	285	(14)%
Fixed index annuities	158	277	(43)%	-	-	-	16	28	(43)%	158	277	(43)%
Wholesale	2,057	1,269	62%	-	-	-	206	127	62%	2,057	1,269	62%
Total US Insurance Operations	9,602	7,816	23%	-	-	-	960	782	23%	9,602	7,816	23%

UK & Europe Insurance Operations
Individual annuities	120	327	(63)%	-	-	-	12	33	(64)%	120	327	(63)%
Bonds	1,742	1,956	(11)%	-	-	-	174	196	(11)%	1,742	1,957	(11)%
Corporate pensions	77	60	28%	67	68	(1)%	75	74	1%	286	258	11%
Individual pensions	2,609	1,137	129%	18	21	(14)%	279	134	108%	2,690	1,212	122%
Income drawdown	1,061	808	31%	-	-	-	106	81	31%	1,061	808	31%
Other products	642	648	(1)%	11	10	10%	75	75	-	717	705	2%
Total UK & Europe Insurance Operations	6,251	4,936	27%	96	99	(3)%	721	593	22%	6,616	5,267	26%
Group Total (10)	16,984	13,755	23%	1,926	1,604	20%	3,624	2,980	22%	26,313	21,762	21%

Schedule A(ii) New Business Insurance Operations (Constant Exchange Rates)

Note:
In schedule A(ii) constant exchange rates (CER) have been used to calculate insurance new business for overseas operations for half year 2016.

	Single premiums			Regular premiums			Annual Equivalents(2)			PVNBP(2)
	2017	2016		2017	2016		2017	2016		2017	2016
	Half year	Half year	+/-	Half year	Half year	+/-	Half year	Half year	+/-	Half year	Half year	+/-
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Group Insurance Operations
Asia(1a)(1b)(10)	1,131	1,130	0%	1,830	1,701	8%	1,943	1,814	7%	10,095	9,794	3%
US(1a)(1b)	9,602	8,890	8%	-	-	-	960	889	8%	9,602	8,890	8%
UK	6,251	4,936	27%	96	99	(3)%	721	593	22%	6,616	5,267	26%
Group Total(10)	16,984	14,956	14%	1,926	1,800	7%	3,624	3,296	10%	26,313	23,951	10%

Asia Insurance Operations(1a)(1b)
Cambodia	-	-	-	8	6	33%	8	6	33%	37	34	9%
Hong Kong	368	576	(36)%	877	929	(6)%	914	987	(7)%	5,190	5,732	(9)%
Indonesia	126	96	31%	131	133	(2)%	144	143	1%	558	557	0%
Malaysia	33	54	(39)%	125	111	13%	128	116	10%	623	669	(7)%
Philippines	28	39	(28)%	33	28	18%	36	32	13%	134	126	6%
Singapore	323	194	66%	163	140	16%	195	159	23%	1,451	1,189	22%
Thailand	53	42	26%	37	47	(21)%	42	51	(18)%	199	229	(13)%
Vietnam	3	3	-	62	50	24%	62	50	24%	298	204	46%
SE Asia Operations inc. Hong Kong	934	1,004	(7)%	1,436	1,444	(1)%	1,529	1,544	(1)%	8,490	8,740	(3)%
China(6)	141	81	74%	173	110	57%	187	118	58%	827	489	69%
Taiwan	25	17	47%	102	66	55%	105	68	54%	314	249	26%
India(4)	31	28	11%	119	81	47%	122	84	45%	464	316	47%
Total Asia Insurance Operations(10)	1,131	1,130	0%	1,830	1,701	8%	1,943	1,814	7%	10,095	9,794	3%

US Insurance Operations(1a)(1b)
Variable annuities	6,041	5,682	6%	-	-	-	604	568	6%	6,041	5,682	6%
Elite Access (variable annuity)	1,101	1,125	(2)%	-	-	-	110	113	(3)%	1,101	1,125	(2)%
Fixed annuities	245	324	(24)%	-	-	-	24	32	(25)%	245	324	(24)%
Fixed index annuities	158	315	(50)%	-	-	-	16	32	(50)%	158	315	(50)%
Wholesale	2,057	1,444	42%	-	-	-	206	144	43%	2,057	1,444	42%
Total US Insurance Operations	9,602	8,890	8%	-	-	-	960	889	8%	9,602	8,890	8%

UK & Europe Insurance Operations
Individual annuities	120	327	(63)%	-	-	-	12	33	(64)%	120	327	(63)%
Bonds	1,742	1,956	(11)%	-	-	-	174	196	(11)%	1,742	1,957	(11)%
Corporate pensions	77	60	28%	67	68	(1)%	75	74	1%	286	258	11%
Individual pensions	2,609	1,137	129%	18	21	(14)%	279	134	108%	2,690	1,212	122%
Income drawdown	1,061	808	31%	-	-	-	106	81	31%	1,061	808	31%
Other products	642	648	(1)%	11	10	10%	75	75	-	717	705	2%
Total UK & Europe Insurance Operations	6,251	4,936	27%	96	99	(3)%	721	593	22%	6,616	5,267	26%
Group Total (10)	16,984	14,956	14%	1,926	1,800	7%	3,624	3,296	10%	26,313	23,951	10%

Schedule A(iii) Total Insurance New Business APE (Actual and Constant Exchange Rates)

Note: In schedule A(iii) amounts for the first half (H1) and second half (H2) of 2016 are presented on both actual exchange rate (AER) and constant exchange rate (CER). The half year 2017 amounts are presented on actual exchange rate.

	2016				2017
	Actual exchange rates		Constant exchange rates		Actual exchange rates
	H1	H2	H1	H2	H1
	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1a)(10)	1,605	1,994	1,814	2,033	1,943
US(1a)	782	779	889	789	960
UK	593	567	593	567	721
Group Total(10)	2,980	3,340	3,296	3,389	3,624

Asia Insurance Operations(1a)
Cambodia	6	8	6	8	8
Hong Kong	868	1,044	987	1,066	914
Indonesia	125	154	143	157	144
Malaysia	109	135	116	131	128
Philippines	30	40	32	39	36
Singapore	142	209	159	212	195
Thailand	43	46	51	46	42
Vietnam	44	72	50	74	62
SE Asia Operations inc. Hong Kong	1,367	1,708	1,544	1,733	1,529
China(6)	109	90	118	89	187
Taiwan	56	94	68	102	105
India(4)	73	102	84	109	122
Total Asia Insurance Operations(10)	1,605	1,994	1,814	2,033	1,943

US Insurance Operations(1a)
Variable annuities	500	565	568	576	604
Elite Access (variable annuity)	99	107	113	109	110
Fixed annuities	28	27	32	27	24
Fixed index annuities	28	23	32	23	16
Wholesale	127	57	144	54	206
Total US Insurance Operations	782	779	889	789	960

UK & Europe Insurance Operations
Individual annuities	33	22	33	22	12
Bonds	196	188	196	188	174
Corporate pensions	74	58	74	58	75
Individual pensions	134	155	134	155	279
Income drawdown	81	84	81	84	106
Other products	75	60	75	60	75
Total UK & Europe Insurance Operations	593	567	593	567	721
Group Total(10)	2,980	3,340	3,296	3,389	3,624

Schedule A(iv) Investment Operations (Actual Exchange Rates)

	2016		2017
	H1	H2	H1
	£m	£m	£m
Group Investment Operations
Opening FUM	156,686	162,384	174,805
Net Flows:(8)	(7,378)	1,123	9,452
- Gross Inflows	15,894	24,239	34,213
- Redemptions	(23,272)	(23,116)	(24,761)
Other Movements	13,076	11,298	9,457
Total Group Investment Operations(9)	162,384	174,805	193,714

M&G
Retail
Opening FUM	60,801	59,217	64,209
Net Flows:	(6,122)	(131)	5,515
- Gross Inflows	6,160	9,625	15,871
- Redemptions	(12,282)	(9,756)	(10,356)
Other Movements	4,538	5,123	2,776
Closing FUM	59,217	64,209	72,500

Comprising amounts for:
UK	34,308	35,208	35,201
Europe (excluding UK)	23,020	26,905	35,192
South Africa	1,889	2,096	2,107
	59,217	64,209	72,500

Institutional(3)
Opening FUM	65,604	70,439	72,554
Net Flows:	(844)	(993)	1,664
- Gross Inflows	3,571	3,485	6,806
- Redemptions	(4,415)	(4,478)	(5,142)
Other Movements	5,679	3,108	2,400
Closing FUM	70,439	72,554	76,618

Total M&G Investment Operations	129,656	136,763	149,118

PPM South Africa FUM included in Total M&G	5,354	6,047	5,427

Eastspring - excluding MMF(8)
Third Party Retail(7)
Opening FUM	25,541	27,155	30,793
Net Flows:	(787)	1,237	2,186
- Gross Inflows	5,650	9,875	10,781
- Redemptions	(6,437)	(8,638)	(8,595)
Other Movements	2,401	2,401	3,114
Closing FUM(5)	27,155	30,793	36,093

Third Party Institutional Mandates
Opening FUM	4,740	5,573	7,249
Net Flows:	375	1,010	87
- Gross Inflows	513	1,254	755
- Redemptions	(138)	(244)	(668)
Other Movements	458	666	1,167
Closing FUM(5)	5,573	7,249	8,503

Total Eastspring Investment Operations	32,728	38,042	44,596

Schedule A(v) Total Insurance New Business Profit (Actual and Constant Exchange Rates)

Note:
In schedule A(v) amounts for half year (HY) and full year (FY) 2016 are presented on both actual exchange rate (AER) and constant exchange rate (CER) basis. The half year 2017 amounts are presented on actual exchange rates.

	2016				2017
	Actual exchange rates		Constant exchange rates		Actual exchange rates
	HY	FY	HY	FY	HY
	£m	£m	£m	£m	£m
New Business Profit(1a)(b)
Total Asia Insurance Operations(10)	821	2,030	928	2,169	1,092
Total US Insurance Operations	311	790	354	850	436
Total UK Insurance Operations	125	268	125	268	161
Group Total(10)	1,257	3,088	1,407	3,287	1,689

Annual Equivalent(1a)(b)(2)
Total Asia Insurance Operations(10)	1,605	3,599	1,814	3,847	1,943
Total US Insurance Operations	782	1,561	889	1,678	960
Total UK Insurance Operations	593	1,160	593	1,160	721
Group Total(10)	2,980	6,320	3,296	6,685	3,624

New Business Margin (NBP as % of APE)
Total Asia Insurance Operations(10)	51%	56%	51%	56%	56%
Total US Insurance Operations	40%	51%	40%	51%	45%
Total UK Insurance Operations	21%	23%	21%	23%	22%
Group Total(10)	42%	49%	43%	49%	47%

PVNBP(1a)(b)(2)
Total Asia Insurance Operations(10)	8,679	19,271	9,794	20,567	10,095
Total US Insurance Operations	7,816	15,608	8,890	16,783	9,602
Total UK Insurance Operations	5,267	10,513	5,267	10,513	6,616
Group Total(10)	21,762	45,392	23,951	47,863	26,313

New Business Margin (NBP as % of PVNBP)
Total Asia Insurance Operations(10)	9.5%	10.5%	9.5%	10.5%	10.8%
Total US Insurance Operations	4.0%	5.1%	4.0%	5.1%	4.5%
Total UK Insurance Operations	2.4%	2.5%	2.4%	2.5%	2.4%
Group Total(10)	5.8%	6.8%	5.9%	6.9%	6.4%

B Foreign currency source of key metrics

The tables below show the Group’s key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS half year 2017 results
	Underlying free surplus generated for total insurance and asset management operations	Pre-tax operating profit	Shareholders' funds
	%	%	%
		notes (2)(3)(4)	notes (2)(3)(4)
US dollar linkednote(1)	11%	22%	21%
Other Asia currencies	19%	18%	15%
Total Asia	30%	40%	36%
UK sterlingnotes (3)(4)	40%	14%	52%
US dollarnote (4)	30%	46%	12%
Total	100%	100%	100%

EEV half year 2017 results
	Post-tax new business profits	Post-tax operating profit	Shareholders' funds
	%	%	%
		notes (2)(3)(4)	notes (2)(3)(4)
US dollar linkednote (1)	52%	44%	37%
Other Asia currencies	12%	16%	13%
Total Asia	64%	60%	50%
UK sterlingnotes (3)(4)	10%	9%	30%
US dollarnote (4)	26%	31%	20%
Total	100%	100%	100%

Notes
(1)
US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)
Includes long-term, asset management business and other businesses.
(3)
For operating profit and shareholders’ funds, UK sterling includes amounts in respect of UK insurance operations, M&G and central operations. Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars.
(4)
For shareholders’ funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

C Reconciliation between IFRS and EEV shareholders’ funds

The table below shows the reconciliation of EEV shareholders’ funds and IFRS shareholders’ funds at the end of the period:

	2017 £m	2016 £m
	30 Jun	30 Jun	31 Dec
EEV shareholders’ funds	40,520	34,981	38,968
Less: Value of in-force business of long-term businessnote (a)	(26,104)	(21,785)	(24,937)
Deferred acquisition costs assigned zero value for EEV purposes	9,076	8,068	9,170
Othernote (b)	(8,043)	(6,659)	(8,535)
IFRS shareholders’ funds	15,449	14,605	14,666

Notes
(a)
The EEV shareholders’ funds comprises the present value of the shareholders’ interest in the value of in-force business, net worth of long-term business operations and IFRS shareholders’ funds of asset management and other operations. The value of in-force business reflects the present value of future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Net worth represents the net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

(b)
Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value net worth for long-term insurance operations. For the UK, this would be the difference between IFRS and Solvency II.

It also includes the mark to market of the Group’s core borrowings which are fair valued under EEV but not IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson where IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset) whereas the local regulatory basis used for EEV is based on future cash flows due to the policyholder on a prudent basis with consideration of an expense allowance as applicable, but with no separate deferred acquisition cost asset.

D Reconciliation of APE new business sales to earned premiums

The Group reports annual premium equivalent (APE) new business sales as a measure of the new policies sold in the period. This differs from the IFRS measure of premiums earned as shown below:

	2017 £m	2016 £m
	Half year	Half year	Full year
Annual premium equivalents (APE) as published	3,624	2,980	6,320
Adjustment to include 100% of single premiums on new business sold in the periodnote (a)	15,286	12,379	25,057
Contribution from the sold Korea life business	-	88	192
Premiums from in-force business and other adjustmentsnote (b)	3,195	2,891	7,412
Gross premiums earned	22,105	18,338	38,981
Outward reinsurance premiums	(947)	(944)	(2,020)
Earned premiums, net of reinsurance as shown in the IFRS financial statements	21,158	17,394	36,961

Notes
(a)
APE new business sales only include one tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.
(b)
Other adjustments principally include amounts in respect of the following:
-
Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
-
APE includes new policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in the UK for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
-
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
-
For the purpose of reporting APE new business sales, we include the Group’s share of amounts sold by the Group’s insurance joint ventures and associates. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer